                                   File Nos. 70-7950/70-8555



                   CERTIFICATE OF NOTIFICATION

                            (Rule 24)

                SECURITIES AND EXCHANGE COMMISSION

                                BY

               NEES GLOBAL TRANSMISSION, INC. (NGT)


     In accordance with the orders of the Securities and Exchange
Commission dated September 4, 1992 and May 15, 1995, the following is a report for the fourth quarter of 1997:

     1. NGT is a Massachusetts corporation which was formed in January 1992. NGT was not capitalized until October 13, 1992 when one thousand shares of NGT common stock were issued to New England Electric System (NEES).

          NGT is a party to an agreement with a company located in Pennsylvania to provide ongoing work as a subcontractor for electric meter retrofit services.
          The work took place in Massachusetts. A total of $3,000 in revenue was recognized in the fourth quarter.

          NGT is a party to two agreements to provide construction related services at job sites in Massachusetts and Minnesota. No revenue was recognized under these contracts in the fourth quarter of 1997.

          NGT entered into an agreement with a company located in Montana to provide consulting services. A total of $7,000 in revenue was recognized in the fourth quarter of 1997.

          In the fourth quarter of 1997, NGT invested $163,000 to acquire a one percent interest in AllEnergy Marketing
          Co., LLC., an affiliated "energy-related company" within the meaning of Rule 58 of the Act.

     2. As of December 31, 1997, NEES had purchased 1,000 shares of NGT common stock and had made subordinated loans totaling $14,074,000 to NGT.

     3. As of December 31, 1997, NGT employed no permanent personnel. However, during the three-month period ending December 31, 1997, 103 employees of associated companies of NEES billed portions of their time to NGT.

     4. As of December 31, 1997, NGT had not purchased or received from associated companies of NEES any intellectual property.

     5.   During the three-month period ending December 31, 1997,
          NGT received legal, financial, and other administrative services from New England Power Service Company, amounting to $607,000.

     6. In July 1996, NEERI International, a wholly-owned subsidiary of NGT, was formed under the laws of the Cayman Islands. NGT owned two shares of NEERI International until December 22, 1997, at which time NGT sold its two shares to a non-affiliated third party.

          NEERI International had served as a Project Parent for prospective EWG/FUCO investments under File No. 70-8783 and had no employees.

          In the quarter ending December 31, 1997, NEERI
          International had no revenues, and had no expenses related to EWG/FUCO project development.

     7. Attached in Exhibits A through C are the consolidated financial statements of NGT. These statements include a balance sheet, income statement, and statement of cash flows. All significant intercompany transactions have been eliminated.

          In May 1995, NGT invested $1,000,000 in Separation Technologies, Inc. (STI). This investment is in the form of 153,846 shares of 6% cumulative convertible preferred stock. NGT also provides maintenance services for STI equipment on an as needed basis, for which no revenues were recognized in the fourth quarter of 1997.

          In July 1996, NGT invested $475,000 in Monitoring
          Technologies, Inc.   This investment is in the form of
          271,429 shares of Series E convertible preferred stock.

          In July 1997, NGT invested $1,000,000 in Underwater
          Unlimited Diving Services, Inc. in the form of 200,000 shares of Convertible Nonvoting Preferred Stock.

          In the fourth quarter of 1997, NGT invested 30,000 in HydroServ Group, LLC. The total 1997 initial capital contribution was $130,000.

          In August 1997, NGT invested $1,400,000 in Nexus Energy
          Software, Inc. in the form of 1,000,000 shares of Series A Preferred Stock.

                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File Nos. 70-7950 and 70-8555) to be signed on its behalf by the undersigned officer thereunto duly authorized.


                           NEES GLOBAL TRANSMISSION, INC.


                               s/John G. Cochrane
                           By: _________________________________
                               John G. Cochrane
                               Treasurer


Date: February 27, 1998